

Established 1837

03 JUL -1 AM 7:21

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



03024220

SUPPL

82-2083

26 June 2003

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 7/1



News Release

EMBARGO: NOT FOR RELEASE BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 26 JUNE 2003

P&O PRE-CLOSE PERIOD STATEMENT

P&O's Interim Results for the six month period to 30 June will be announced on 11 September. Prior to the commencement of the close period preceding the announcement, P&O will be providing analysts with an opportunity to meet senior management. The key points which will be discussed are:

- The overall trading outlook for the Group is consistent with the Chairman's Statement to the Annual General Meeting on 16 May;
- Ports container volumes continue to grow strongly with organic growth remaining above 20% year on year;
- Ferries has continued to see lower rates and volumes in the tourist market;
- P&O Nedlloyd volume and revenue rate growth are ahead of market expectations but are partly offset by high bunker costs and adverse exchange rate movements;
- Associated Bulk Carriers has continued to see a strongly positive trading trend; and
- Consistent with previous statements and in advance of the completion of the triennial valuation of the main UK pension scheme, there will be a SSAP 24 accounting charge of £5 million for the first half in relation to the estimated fund deficit.

Taken together, these points indicate that there should be no material change to current market expectations for pre-exceptional pre-tax profit for 2003 save for the pension charge.

On 14 August, P&O will report its Q2 trading update and financial results for P&O Nedlloyd, in which P&O has a 50% interest.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

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